UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Pure Green Franchise Corp.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 New York

 Date of Organization:

 August 19, 2019

Physical Address of Issuer:

4635 Northwest 103rd Avenue, Sunrise, FL 33351, United States

Website of Issuer:

https://www.puregreenfranchise.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five and four tenths percent (5.4%) of any dollar amounts raised.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,750,000

Deadline to reach the Target Offering Amount:

September 25, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$13,028,454	$2,508,300
Cash & Cash Equivalents	$7,709	$1,119,461
Accounts Receivable	$339,300	$22,755
Current Liabilities	$494,797	$139,794
Long-term Debt	$3,212,073	$2,505,656
Revenues/Sales	$2,409,783	$1,282,796
Cost of Goods Sold	$762,342	$410,060
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(360,753)	$(736,904)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Pure Green Franchise Corp.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,750,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $124,000. The Issuer y reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by September 25, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**</u>

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/pure-green-franchise (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing (Early Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $30,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $1,750,000 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $33,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $1,750,000 USD, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $33,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of any dollar amounts raised.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

If we are unable to continue to increase the number of franchise locations, our ability to maintain profitability may be adversely affected.

Increasing the number of franchise locations will depend in part on the success of our advertising and promotion of new and existing menu items and consumer acceptance. We cannot make assurances that our advertising and promotional efforts will in fact be successful. If our franchise locations decrease, and our other operating costs increase, our ability to maintain profitability will be adversely affected.

New franchise locations, when and if opened, may not be profitable, if at all, for several months.

We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation than thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

Sites for new franchise locations may be difficult to acquire.

Opening franchise locations in high-traffic and readily accessible areas is an important factor for our success. We intend to continue to open Pure Green retail locations in college towns, key locations in major cities and strip malls with strong anchor tenants, such as health-oriented supermarkets and major fitness brands. Since suitable locations are in great demand, in the future, we may not be able to obtain optimal sites for new franchise locations at a reasonable cost or at all. In addition, we cannot assure you that the sites we do open will be successful.

Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in food prices and availability could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Our franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their locations as independent businesses. Consequently, the quality of franchised locations may be diminished by any number of factors beyond our control. Moreover, franchisees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified managers and other personnel. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, if our franchisees do not operate successfully.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

The franchise industry is highly regulated.

We are subject to regulation in every state that we open franchise locations in, and failure to comply with applicable regulatory requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing franchised businesses are extremely complex and in some instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($30,000,000 instead of $33,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors who invest during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $1,750,000.00 USD. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of any dollar amounts raised. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Investor at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Pure Green Franchise Corp. is a retail juice bar franchise that was incorporated in New York on August 19, 2019. The business of the Issuer was previously operated as a part of Pure Green International Corp. Pursuant to a restructuring agreement, dated January 30, 2019, the business of the Issuer, and its five locations, was transferred to our founder and Chief Executive Officer, Ross Franklin, who later formed the Issuer as a separate entity. The Issuer is an affiliate of Pure Green International Corp and its subsidiaries, Pure Green Wholesale LLC and Pure Green NYC Wholesale Corp. In 2022, the Issuer added three additional company-owned stores in Florida and two additional company-owned stores in New York.

In addition to being qualified in New York based on its formation, the Issuer is headquartered and qualified to conduct business in Florida. The Issuer sells its products throughout the United States.

The Issuer conducts business through the following entities:

1. Pure Green NYC Boerum Place Corp
2. Pure Green NYC Gates Corp
3. Pure Green NYC Plaza Inc.
4. Pure Green Florida Parkland Corp
5. Pure Green Florida Garden Shops
6. Pure Green Florida Mizner Corp
7. Pure Green Florida Sawgrass Corp
8. Pure Green Florida Aventura Corp
9. Pure Green Florida Sunset Harbor Corp
(collectively, the "**Issuer-Owned Locations**")

The Issuer-Owned Locations are wholly owned subsidiaries of the Issuer. The Issuer also has 20 franchised locations that are independently owned in various states, including New York, Florida, New Jersey, Michigan, Georgia, Colorado, Illinois, Wisconsin, Indiana and Pennsylvania.

Business Plan

Pure Green Franchise is a retail juice bar franchise offering a core menu of handcrafted smoothies, acai bowls and cold pressed juice. Pure Green retail locations range between 500 square feet to 900 square feet and the Issuer is in the process of franchising locations in all major cities in the United States. Our small location foot-print and low franchise all-in start-up costs allow for rapid scalability of franchised locations. Pure Green is on a mission to build healthier communities around the globe.

The Issuer plans to expand across the United States by opening more locations through selling Issuer-Owned Locations and franchises to franchisees.

The Issuer plans to significantly expand its business by growing and enhancing its franchise network, hiring and training and development. The capital we raise here will empower us to expand and enhance our franchise network and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Existing Pure Green Stores	9 Existing Stores	NY, FL
Pure Green Franchises	Locations in Development	To current and aspiring entrepreneurs interested in health and wellness in FL, IL, NJ, CO, MI, GA, PA, NY, IN and WI.

Competition

The markets in which our products are sold are highly competitive. What makes Pure Green unique as a juice bar franchise is the ability for Pure Green franchisees to purchase fully manufactured cold pressed juice at special wholesale pricing. Competitors in the juice bar franchise space require franchisees to purchase expensive cold pressed juice equipment, which cause high start-up costs and also require franchisees to adhere to juice manufacturing regulation by the FDA and state. Pure Green franchisees don't have the burden of incurring large juice equipment start-up costs and they don't have to deal with manufacturing regulation or incur high labor fees from juice production. This is a major distinctive advantage Pure Green has, as a juice bar franchise, over competitors like Jamba Juice, Tropical Café, Clean Juice, Nektar and Planet Smoothie among others.

Customer Base

Pure Green's customer base are people that place a high value on their health and people who are looking to transition to a healthier lifestyle. Pure Green looks to open franchise locations in areas that have a high level of foot traffic, are heavy corporate areas, college towns, key locations in major cities or strip malls with strong anchor tenants, such has health-oriented supermarkets and major fitness brands.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5103923*	"PURE GREEN"	Standard Character Mark	April 18, 2016	December 20, 2016	USA
6333823*	"PURE GREEN"	Design Plus Words, Letters and/or Numbers	August 31, 2020	April 17, 2021	USA

*Owned by the Issuer's affiliate Pure Green Wholesale, LLC. The Issuer has a perpetual license to use these trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$3,000	6%	$105,000
General Working Capital (1)	54%	$27,000	54%	$945,000
Marketing	8%	$4,000	8%	$140,000
Training and Development (2)	12%	$6,000	12%	$210,000
Hiring (3)	20%	$10,000	20%	$350,000
Total	**100%**	**$50,000**	**100%**	**$1,750,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) The Issuer intends to use a portion of the proceeds raised in this Offering to support the growth of new franchises and to continue the develop and enhance franchise systems, processes and infrastructure. The Issuer also intends to use some of the proceeds to renovate some of its mature Issuer-Owned Locations.

(2) The Issuer will use these proceeds to provide training and develop the skills of our franchisees. In an effort to support franchisees, the Issuer's corporate team members will attend new store launches and make regular in-person visits to franchisee locations.

(3) These proceeds will be used to hire additional corporate team members to support new franchisees as the number of franchises grow.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ross Franklin	Founder, Director and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)	CEO, Founder and Director of Pure Green Franchise Corp. (previously Pure Green International), 2019 – Present Responsible for strategy and general CEO responsibilities	Graduated Wheaton College in 2002 with a Bachelor of Arts Degree with a major in biology and a dual minor in both psychology and art history. One year on exchange at Wellesley College in 2001
Michael Cecchini	Director of Operations	Vice President of Operations at Pure Green Franchise Corp. (previously Pure Green International), 2022 – Present Responsible for operations Director of Operations at Pure Green Franchise Corp. (previously Pure Green International), 2019 – 2022 Responsible for operations	Graduated University of Cincinnati in 2010 with a Bachelor of Fine Arts in Theatre Design & Production
Brody King	Director of Franchise Sales	Director of Franchise Sales at Pure Green Franchise Corp., 2022 – Present Responsible for franchise sales Founder of Cash Flow Franchises, 2022 – Present Provide guidance to companies related to franchising Founder of Hyper Wellness & Cryotherapy/Restore Hyper Wellness & Cryotherapy, 2017 – Present Operate over 15 locations across 4 states; named Operator of the Year from 2019 to 2021	Texas A&M University, Master of Business Administration, 2014; Xavier University-Williams College of Business, B.S., Economics, 2011; Attended University of Utah, 2007-2008
Sam Florens	Director of Operations	Director of Operations at Pure Green Franchise Corp., 2021 – Present Responsible for operations Director of Operations at Pure Green Wholesale, 2019 – Present	Lynn University, B.A., International Business, 2012

		Wholesale operations and cold pressed juice production.	

Biographical Information

Ross Franklin: Ross is the CEO, Founder and Director of the Issuer. Ross Franklin founded Pure Green in 2014. Franklin founded Pure Green International Corp in 2017 and Pure Green Franchise in 2019. Prior to Pure Green, Franklin owned and led a wellness consulting firm where he grew and developed high-end fitness brands, specialty boutique fitness brands as well as dozens of wellness companies. He specialized in assuming C-suite positions and turning around struggling wellness companies and leading sales and operations for company expansion.

Michael Cecchini: Michael is the Vice President of Operations of the Issuer. Michael Cecchini joined Pure Green in 2016 was the first employee for Pure Green International Corp in 2017 and the first employee for Pure Green Franchise in 2019. Michael has been personally mentored by Ross Franklin and has grown into an operational leader and educational leader for the Issuer.

Brody King: Brody is the Director of Franchise Sales for the Issuer. Brody is the owner of over 15 wellness and cryotherapy centers. He is a bona fide franchise success story who leveraged the power of the franchise model and expanded his business from one location to seventeen locations in four states. Brody won the coveted title of Operator of the Year from 2019 to 2021 as he managed over 200 employees.

Sam Torrens: Sam is the Director of Operations for the Issuer. Sam has over 10+ years as an owner/operator of various retail and e-commerce corporations. Previously, Sam was the COO of Luxury Retail Group which operated a $20 million wholesale/retail consumer platform.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). On May 1, 2023, the Issuer issued to Ross Franklin, the Issuer's CEO and Founder, 149,990,000 shares of Common Stock. As of the filing of this Form C, 150,000,000 shares of Common Stock are issued and outstanding. The Issuer also has issued and outstanding 6,000,000 options to purchase Common Stock.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	150,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.05%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	6,000,000*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.44%

*These options are subject to vesting requirements.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$136,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.11%

Type	Crowd SAFE Reg CF Offering (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,090,159*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000 Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.13%

* An additional $21,375 in Crowd SAFEs were issued to the Intermediary.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$170,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.27%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt through certain of its Issuer-Owned Locations:

Type	New York Business Continuity Loan- Pure Green NYC 8th Street Corp
Principal Amount Outstanding	$56,556
Interest Rate and Amortization Schedule	0% Installment payments of $1,388.
Description of Collateral	Secured and personally guaranteed by CEO
Maturity Date	April 27, 2028

Type	SBA EIDL Loan- Pure Green NYC 8th Street Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC 45th Street Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC Boerum Place Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC 10th Street Corp
Amount Outstanding	$50,600
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $248 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	Fundation Loan
Amount Outstanding	$41,870
Interest Rate and Amortization Schedule	11.74%
Description of Collateral	Secured
Maturity Date	July 2026

Type	Citizen Bank Note 1
Amount Outstanding	$42,591
Interest Rate and Amortization Schedule	9.99%
Description of Collateral	Secured
Maturity Date	June 2027

Type	Citizen Bank Note 2
Amount Outstanding	$21,984
Interest Rate and Amortization Schedule	9.84%
Description of Collateral	Secured
Maturity Date	July 2027

Type	Square Loan Garden Shops
Amount Outstanding	$13,786
Interest Rate and Amortization Schedule	12.75%
Description of Collateral	Secured
Maturity Date	July 2024

Type	Square Loan Parkland
Amount Outstanding	$18,534
Interest Rate and Amortization Schedule	13%
Description of Collateral	Secured
Maturity Date	July 2024

Type	Square Loan NYC Plaza Corp
Amount Outstanding	$11,387
Interest Rate and Amortization Schedule	14.25%
Description of Collateral	Secured
Maturity Date	July 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ross Franklin	150,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of May 31, 2023, the Issuer had an aggregate of approximately $34,085 in cash and cash equivalents, leaving the Issuer with over 12 months of runway as the Issuer is operating profitably. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $1,500,000 by offering to sell up to $1,500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	$1,090,159*	5,066	Product Development and General Working Capital	June 30, 2020	Reg. CF
SAFE (Simple Agreement for Future Equity)	$136,000	4	General Working Capital	March 23, 2020 June 19, 2020 January 29, 2021 February 22, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$170,000	2	General Working Capital	July 30, 2020 November 6, 2020	Section 4(a)(2)
Common Stock	N/A**	149,990,000	N/A	May 1, 2023	Section 4(a)(2)

*Includes $21,375 in Crowd SAFEs issued to the Intermediary.

**Shares were issued in exchange for contribution of prior services to the Issuer.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(i)   On February 3, 2020, Ross Franklin contributed his interest in all of the outstanding capital stock of certain of the Issuer-Owned Locations to the Issuer in order to consolidate the certain Issuer-Owned Locations into subsidiaries of the Issuer. In return, the Issuer agreed to be responsible for all of the liabilities of these certain Issuer-Owned Locations and for any adverse tax consequences to Ross Franklin that may result from the consolidation of these Issuer-Owned Locations.

(ii)   Karen Franklin, the mother of Ross Franklin, the Issuer's founder and Chief Executive Officer, invested $50,000 in Pure Green International Corp. in the form of a convertible promissory note. Please see the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding this note.

(iii)   In 2022, the Issuer acquired from Pure Green Wholesale LLC, an affiliate of the Issuer, a 10-year license for intellectual property entitling the Issuer to receive 8 percent of revenues of retail locations utilizing the Pure Green name and marks. The Issuer acquired this license in exchange for its membership interests. Using a projected discounted cash flow methodology, the Issuer valued the license agreement at $11,140,399. The Issuer amortizes this amount over 10 years and recorded $557,020 of amortization this year for the half-year period the license was in place.

(iv)   On May 1, 2023, the Issuer issued 149,990,000 shares of Common Stock to Ross Franklin, the Issuer's founder and Chief Executive Officer in exchange for the contribution of prior services by Ross Franklin to the Issuer.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.puregreenfranchise.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Pure Green Franchise Corp.
(Issuer)

By:/s/ Ross Franklin
(Signature)

Ross Franklin
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ross Franklin
(Signature)

Ross Franklin
(Name)

Director
(Title)

June 27, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

PURE GREEN FRANCHISE CORP.

(a New York corporation)

Financial Statements

For the calendar year ended December 31, 2022



INDEPENDENT AUDITOR'S REPORT

March 27, 2023

To: Board of Directors, PURE GREEN FRANCHISE CORP.
        Attn: Ross Franklin
Re: 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of PURE GREEN FRANCHISE CORP. (a corporation organized in New York) (the "Company"), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, shareholder equity, and cash flows for the calendar year period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year period thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

PURE GREEN FRANCHISE CORP.
BALANCE SHEET
As of December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	7,709
Accounts and other receivables		339,300
Prepaid expenses		21,289
Inventory		5,201
Other current assets		1,683
Total current assets		375,182
Furniture and equipment, net of accumulated depreciation		1,639,109
Intangible asset, net of accumulated amortization		10,583,379
Notes receivable, related and unrelated parties		396,017
Other assets		34,767
Total Assets	**$**	**13,028,454**

LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts and credit cards payable	$	399,611
Accrued expenses		95,186
Total Current Liabilities		494,797
Unearned franchise fee		904,227
Loans payable		911,687
SAFE notes		1,396,159
Total Liabilities		3,706,870

SHAREHOLDER'S EQUITY

Common Stock (150,000,000 shares authorized of $0.001 par value stock, 10,000 shares issued and outstanding)		100
Additional paid-in capital		11,480,602
Retained earnings		(2,159,118)
Total Shareholders' Equity		9,321,584
Total Liabilities and Shareholder's Equity	**$**	**13,028,454**

PURE GREEN FRANCHISE CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2022
Revenues	$ 2,409,783
Less: Cost of goods sold	762,342
Gross profit	1,647,441
Operating expenses	
General and administrative	1,723,927
Rent	485,334
Professional fees	179,606
Utilities	56,552
Sales and marketing	304,726
Total operating expenses	2,750,145
Net Operating Income (Loss)	(1,102,704)
Interest (expense)	(7,442)
Depreciation (expense)	(49,491)
Amortization (expense)	(557,020)
Other income, grants	1,355,904
Tax provision (benefit)	–
Net Income (Loss)	$ (360,753)

PURE GREEN FRANCHISE CORP.
STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
Balance as of January 1, 2022	**$ 100**	**$ 112,237**	**$ (1,798,365)**	**$ (1,686,028)**
Capital contributions		11,368,365		11,368,365
Net income (loss)			(360,753)	(360,753)
Balance as of December 31, 2022	**$ 100**	**$ 11,480,602**	**$ (2,159,118)**	**$ 9,321,584**

PURE GREEN FRANCHISE CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2022
Operating Activities	
Net Income (Loss)	$ (360,753)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Add back: Depreciation and amortization	606,511
Changes in operating asset and liabilities:	
(Increase) Decrease in working capital assets	(527,716)
Increase (Decrease) in working capital liabilities	(80,354)
Net cash used in operating activities	(362,312)
Investing Activities	
(Investments) / disposal of fixed assets	(795,128)
Extension of notes receivable	(396,017)
Net change in cash from financing activities	(1,191,145)
Financing Activities	
Proceeds from / (repayment of) loans	213,739
Proceeds from capital contributions	227,966
Net change in cash from financing activities	441,705
Net change in cash and cash equivalents	(1,111,752)
Cash and cash equivalents at beginning of period	1,119,461
Cash and cash equivalents at end of period	$ 7,709

Supplementary Disclosure of Non-Cash Transaction
Acquisition of intellectual property in exchange for membership
interests $ 11,140,399

NOTE 1 – NATURE OF OPERATIONS

PURE GREEN FRANCHISE CORP. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in New York on August 19, 2019. The Company operates and franchises a cold-pressed juice company whose mission is to build healthier communities across the globe by connecting customers with superfood.

In 2020, the Company acquired Pure Green NYC 10th Street Corp., Pure Green NYC 8th Street Corp., Pure Green NYC 45th Street Corp., Pure Green NYC 62nd Street Corp. and Pure Green NYC Boerum Place Corp. In 2021, the Company acquired Pure Green Sunset Harbor Corp. in a contribution agreement with its founder and chief executive, Mr. Ross Franklin. In 2022, the Company added 4 additional locations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2022, the Company faces ongoing economic uncertainty due to the COVID-19 pandemic, rising interest rates and recessionary pressures.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, the Company had $7,709 of cash on hand.

Long-Lived Assets

Property, equipment, intangibles and other long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. The Company had $1,639,109 of net fixed assets as of December 31, 2022.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2022, the Company acquired a 10-year license for intellectual property entitling the Company to receive 8 percent of revenues of retail locations utilizing the Pure Green name and marks. The Company acquired this license in exchange for its membership interests. Using a projected discounted cash flow methodology, the Company valued the license agreement at $11,140,399. The Company amortizes this amount over 10 years and recorded $557,020 of amortization this year for the half-year period the license was in place.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's principally earns revenue with the sales of its retail products at the time of sale.

Additionally, the Company receives franchise fees from franchisees. The Company recognizes the franchise fees ratably over the term of the agreement.

Accounts Receivable
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventories
From time to time, the Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2022. Additionally, as discussed in Note 2, the Company acquired a 10-year license to the Company's marks and branding from an affiliate company. Because these transactions are among related parties, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY AND SAFE INSTRUMENTS

Equity
The Company has authorized 150,000,000 shares of common stock. The shares have a par value of $0.001 per share. The Company has issued 10,000 shares as of December 31, 2022.

Additionally, the Company has issued options to acquire up to a total of 6,000,000 shares of common stock. These options have been issued to members of the Company's advisory board and are subject to the three-year vesting requirements of the options agreement. It is anticipated that up to 4,275,000 options will vest during 2023.

SAFE Instruments
In 2020 and 2021, the Company issued simple agreements for future equity totaling $1,396,159. Of the total balance of SAFE instruments outstanding, $115,000 have a valuation cap of $9,600,000, $21,000 have a valuation cap of $11,000,000 and the remaining $1,260,159 of issued SAFE instruments have a valuation cap of $12,000,000 upon a qualified financing.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through March 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

PURE GREEN FRANCHISE CORP.

(a New York corporation)

Financial Statements

For the calendar year ended December 31, 2021



INDEPENDENT AUDITOR'S REPORT

April 11, 2022

To: Board of Directors, PURE GREEN FRANCHISE CORP.
        Attn: Ross Franklin
Re: 2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of PURE GREEN FRANCHISE CORP. (a corporation organized in New York) (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, shareholder equity, and cash flows for the calendar year period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year period thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

PURE GREEN FRANCHISE CORP.
BALANCE SHEET
As of December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	1,119,461
Other receivables		22,755
Prepaid expenses		9,900
Inventory		10,153
Other current assets		384,980
Total current assets		1,547,249
Furniture and equipment, net of accumulated depreciation		453,968
Construction in progress		439,504
Security deposits		67,579
Total Assets	**$**	**2,508,300**

LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable, credit cards, and accrued expenses	$	139,794
Total Current Liabilities		139,794
Unearned franchise fee		493,500
Loans payable		556,156
SAFE notes		1,456,000
Total Liabilities		2,645,450

SHAREHOLDER'S EQUITY

Common Stock (150,000,000 shares authorized of $0.001 par value stock, 100,000 shares issued and outstanding)		100
Additional paid-in capital		1,569,334
Retained earnings		(1,706,584)
Total Shareholders' Equity		(137,150)
Total Liabilities and Shareholder's Equity	**$**	**2,508,300**

PURE GREEN FRANCHISE CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021
Revenues	$ 1,282,796
Less: Cost of goods sold	410,060
Gross profit	872,736
Operating expenses	
General and administrative	1,153,037
Rent	151,851
Professional fees	178,670
Utilities	38,004
Sales and marketing	317,173
Total operating expenses	1,838,735
Net Operating Income (Loss)	(965,999)
Depreciation (expense)	(21,265)
Amortization (expense)	(48,872)
Other income	299,232
Tax provision (benefit)	–
Net Income (Loss)	$ (736,904)

PURE GREEN FRANCHISE CORP.
STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
For the calendar year ended December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
Balance as of January 1, 2021	**$ 100**	**$ 112,237**	**$ (969,680)**	**$ (857,343)**
Capital contributions		1,457,097		1,457,097
Net income (loss)			(736,904)	(736,904)
Balance as of December 31, 2021	**$ 100**	**$ 1,569,334**	**$ (1,706,584)**	**$ (137,150)**


PURE GREEN FRANCHISE CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements


	2021
Operating Activities	
Net Income (Loss)	$ (736,904)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Add back: Depreciation and amortization	70,137
Changes in operating asset and liabilities:	
(Increase) Decrease in working capital assets	(567,716)
Increase (Decrease) in working capital liabilities	178,347
Net cash used in operating activities	(1,056,136)
Financing Activities	
Proceeds from / (repayment of) loans	(183,739)
Proceeds from SAFE notes	21,000
Proceeds from capital contributions	1,445,774
Net change in cash from financing activities	1,283,035
Net change in cash and cash equivalents	222,060
Cash and cash equivalents at beginning of period	897,402
Cash and cash equivalents at end of period	$ 1,119,461

PURE GREEN FRANCHISE CORP.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Periods Ending December 31, 2021

NOTE 1 – NATURE OF OPERATIONS

PURE GREEN FRANCHISE CORP. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in New York on August 19, 2019. The Company operates and franchises a cold-pressed juice company whose mission is to build healthier communities across the globe by connecting customers with superfood.

In 2020, the Company acquired Pure Green NYC 10th Street Corp., Pure Green NYC 8th Street Corp., Pure Green NYC 45th Street Corp., Pure Green NYC 62nd Street Corp. and Pure Green NYC Boerum Place Corp. In 2021, the Company acquired Pure Green Sunset Harbor Corp. in a contribution agreement with its founder and chief executive, Mr. Ross Franklin.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2021, the Company faces ongoing economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $1,119,461 of cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. The Company had $453,968 of net fixed assets as of December 31, 2021.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's principally earns revenue with the sales of its retail products at the time of sale.

Additionally, the Company receives franchise fees from franchisees.

Accounts Receivable
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventories
From time to time, the Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2021. Because the Company is majority owned by Mr. Ross Franklin, a member of this management team, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY AND SAFE INSTRUMENTS

Equity
The Company has authorized 150,000,000 shares of common stock. The shares have a par value of $0.001 per share. The Company has issued 100,000 shares as of December 31, 2021.

SAFE Instruments
In 2021, the Company issued simple agreements for future equity. Of the total balance of SAFE instruments outstanding, $1,240,000 have a valuation cap of $12,000,000 upon a qualified financing. The remainder of the SAFE instruments have a valuation cap of $11,000,000 upon a qualified financing.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 11, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

PURE GREEN FRANCHISE CORP.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Pure Green Franchise Corp., a New York corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $30,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $1,000,000.00 USD ("**Early Investors**") and $33,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $1,000,000.01 USD to $1,750,000.00 USD ("**Standard Investors**")..

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a

number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price for Early Investors or Standard Investors, as applicable (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price for Early Investors or Standard Investors, as applicable.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the

Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PURE GREEN FRANCHISE CORP.

By:
Name: Ross Franklin
Title: Chief Executive Officer
Address: 4635 Northwest 103rd Avenue, Sunrise, FL 33351
Email: ross@puregreenfranchise.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Pure Green Franchise Corp. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Pure Green Franchise Corp. (the "**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Caroline Keller, President

Date:

ISSUER:

Pure Green Franchise Corp.

By:

Name: Ross Franklin, CEO

Date:

EXHIBIT C

Video Transcript



Pure Green Franchise Video Transcript #1

Ross Franklin *(CEO):* Pure Green is a national omni-channel brand with presence in over 30 states. All of our products have unparalleled taste and we source superfoods from all over the globe.

Michael Cecchinni *(DOO):* Warm, Friendly Engaging Hospitality is at our core. Part of what makes the guest experience so memorable at Pure Green is our Culture, that's why we developed Pure Green University. Pure Green University is where we teach out our new team members and new franchise partners the nutritional benefits of our products so they can make that experience more memorable for our guests.

Ross Franklin *(CEO):* A major point of difference about Pure Green Franchise is our low start-up costs. Pure Green's wholesale division sells our franchisees pre-made juice that is ready to sell which cuts all the expensive equipment costs and juice manufacturing. Pure Green franchisees can open up a Pure Green location for a fraction of the cost compared to our competitors.

Michael Cecchinni (*(DOO):* The driving force behind Pure Green is our People. Whether it be hiring a new team member or awarding a new franchise, we are always looking for people who in alignment with our values and have health and wellness at their core.

Ross Franklin *(CEO):* The reason that we've built such momentum in the industry is the quality of our products. We formulated all of our products to have the highest levels of nutrition and unapparelled taste and it is this balance of taste and nutrition that sets us apart in the industry.

Michael Cecchinni *(DOO):* Inclusiveness has always been one of our guiding principles, if you share our passion for health and wellness, we would like to invite you to join us in our mission of building healthier communities around the world.



Pure Green Franchise Video Transcript #2

This video is a product demonstration of our cold pressed juice and ingredients and has no narration.